OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Jasperate, Inc.

1932 Pleasant Hill Lane
Lisle, IL 60532

www.jasperate.com

10000 shares of Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 100,000 shares of non-voting common stock ($100,000)

Minimum 10,000 shares of non-voting common stock ($10,000)

Company	Jasperate, Inc.
Corporate Address	1932 Pleasant Hill Lane, Lisle, IL 60532
Description of Business	Invented the J-needle™ to improve treatment of trigger finger and other ailments.
Type of Security Offered	Non-voting Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100.00

Perks

Invest $1,000: Conference call with our founders to discuss medicine, entrepreneurship or anything you'd like.

Invest $5,000: Have lunch with our founders at or near our offices.

**All perks occur after the offering is completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

We are a startup firm in the truest sense. We're a pre-earning and pre-revenue company. Our principal employees will not take any salaries until revenue is recognized. We incorporated in March 2017. Over the first couple of months, the founders provided the initial funding, developed the technology, filed a provisional patent application, and applied for the trademark. We're looking to equity crowdfunding to further advance our intellectual property portfolio and initiate the licensing process that's key to our strategy to make the J-needle™ the industry standard.

The J-needle™ can be used in the health care industry with applications to improve treatments for a variety of ailments. Our business plan is to leverage our technology as a hypodermic needle to assist doctors and medical professionals by enabling them to improve patient care. We've identified areas such as rheumatology, plastic surgery, neurology, anesthesiology, ophthalmology, orthopedics, and podiatry as target medical disciplines for the J-needle™.

Initially we're focusing on the 5,600 rheumatologist and 5,000 rheumatology nurses that treat trigger finger. This is a quality-of-life ailment that affects 2-3% of the total population and 10-20% of diabetics. This ailment inhibits patients from bending and straighten fingers. Use of the J-needle™ is superior to conventional needles because it avoids piercing tendons below the skin and avoids obstructions. It's faster for the doctor or medical professional to administer the medication and it's less painful for the patient.

Sales, Supply Chain & Customer Base

Since inception in March 2017, the company has not generated sales. Our sales strategy is to endeavor to license our intellectual property portfolio to existing needle manufacturers such as Becton Dickinson, Hamilton, Medtronic, and others. Our expectation is that we'll receive royalty revenue from our customers through licensing agreements. We will market directly to physicians and medical professionals to create the pull-through demand.

Competition

Management believes that there are no direct competitors to the J-needle™.

Liabilities and Litigation

No liabilities and no litigation.

The team

Officers and directors

Dr. Stephen Soloway	Chief Medical Advisor, Inventor, Director
Mr. David Weksel	CEO, President, Director
Mr. Charles S. Brunner	COO, Chief Engineer, Director

Dr. Stephen Soloway
Originally from New York City, Steve completed undergraduate studies at Stony Brook University. In pursuit of his lifelong dream to be a physician, he attended the American University of the Caribbean School of Medicine in the British West Indies, London, Boston MA, Omaha NE, with post graduate training at Mercy Catholic Medical Center, Misericordia Division, Medical College of Pennsylvania, Philadelphia Veterans Administration Medical Center, and St. Christopher's Hospital for Children. Prior to co-founding Jasperate in March 2017, Steve was the founder of his medical practice, Arthritis & Rheumatology Associates, where he continues to help patients as he has been doing since 1993. Steve has dedicated his life to helping patients and colleagues for decades. He has patients visit him from six countries and many U.S. cities. Steve's devotion to patient's needs have earned him Top Doctor Awards every year since 2003 and he is regarded as one of the leaders in the Philadelphia, New Jersey, and Delaware area for Rheumatologic care.

Mr. David Weksel
David has held executive and management positions in strategy and business development with large companies and startups. This includes firms such as Accenture, AT Kearney/Electronic Data Systems, and Lucent New Ventures Group (now Nokia). Early in his career he was an associate in the investment banking group of Paine Webber (acquired by UBS). In the three years prior to co-founding Jasperate in March 2017, David was the Business Development Executive for Davis Legend, a manufacturer and distributor of connectivity solutions. From May 2011 to February 2014, he was the Sr. Director of Business Development for Leviton Manufacturing Company, a manufacturer of electrical components and solutions. David was also the founder of SelectWave, Inc., a startup in the cloud-based mobility space. After launching and operating the company for several years, he subsequently conducted an auction and successfully closed an asset sale of the company. David received certification as a Mergers & Acquisitions Advisor, an MBA in finance from Duke University, and a BS in Mechanical Engineering from Stony Brook University. For the past two years he has been an adjunct professor at the College of DuPage where he teaches entrepreneurship. He is also an inventor of seven U.S. patents and multiple international patents.

Mr. Charles S. Brunner
As an Engineer and New Product Development Professional, Chuck has spent over thirty years driving to successfully identify white space opportunities, solve development problems, and develop detailed solutions. His extensive experience across diverse products and functions has provided him with a depth of knowledge to address virtually any situation throughout the NPD process. Much of Chuck's work has involved the coordination of globally diverse groups of internal and external resources to obtain desired results. These experiences provide him with a unique perspective that allows Chuck to bring the right understanding and mindset to each situation and challenge, be it translating technical information into benefits and value for Sales & Marketing, or driving engineering and design to satisfy consumer and market needs. Prior to co-founding Jasperate in March 2017, Chuck was Director of R&D at SharkNinja (formerly Euro-Pro), a manufacturer of small home appliances. Chuck held

this position from April 2014 through March 2017. Chuck graduated from Pennsylvania State University with a BS in Mechanical Engineering, has written and spoken multiple times with regard to innovation and opportunity identification, and currently holds fifteen U.S. patents and multiple international patents.

Number of Employees: 3

Related party transactions

The Company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **This is a brand-new company with no operating history** We are a startup firm. We were founded in March 2017. We have no history, no clients, no licensees, no issued patents, no revenues, and no earnings. Further, we have never turned a profit and there is no assurance that we will ever be profitable. If you are investing in this Company, it's because you think that Jasperate is a good idea and that you think that we will be able to secure the required intellectual property rights and we will be able to develop and grow the Company from its current status of being a startup firm.
- **Our provisional patent and other intellectual property could be unenforceable or ineffective** One of the Company's most valuable assets is its intellectual property. We currently hold 1 pending patent, 1 trademark as well as an Internet domain name, copyrights, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our pending patent and that much of the Company's current value depends on its strength. The Company intends to continue to file additional patent applications and build its intellectual property portfolio. There is no guarantee that our pending patent and or any additional patent applications will ever be issued in the United States or any jurisdiction. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render it unenforceable through some other mechanism. If competitors are able to bypass our protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if the intellectual property is deemed unenforceable, the Company's potential revenues will almost certainly be adversely impacted. Intellectual property rights are limited in their impact to the country or jurisdiction of issuance. Although the Company currently possesses rights only in the United States, we may make future business decision to pursue rights in other countries. In the event that we pursue and are granted rights in countries or jurisdictions outside the United States, the rights can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more

countries or jurisdictions.

- **There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from licensing our intellectual property** Because our products are needles, there is a large body of prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our Company, pay past damages and future royalties on our products, and or reduce the royalty rates for any licenses we may grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.
- **The cost of enforcing our intellectuctual property rights could prevent us from enforcing them** Intellectual property litigation is extremely expensive. Even if we believe that a competitor is infringing on our intellectual property, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.
- **Credit might not be available when we need it; issuing more equity may dilute your ownership interest or may not be possible** We anticipate needing access to credit in order to support our growth. Although interest rates are currently low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be

decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales/licensing and or other operating activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales/licensing and or other operating activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **There are several potential competitors who are better positioned than we are to take the majority of the market** The health care industry is well-developed and highly competitive. There are several large and established firms with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these firms also have well-recognized brand names and established international distribution that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a license from us, then the value of your investment would be greatly diminished.
- **Our products could have a design flaw or manufacturing defect** Although we intend to test our designs, it is possible that there is a design flaw that will require us to recall all or a significant number of products or undertake other costly measures. Similarly, it is possible that our manufacturer(s) will introduce a defect during the manufacturing process, triggering a recall or other costly measures. This could significantly impact the value of the Company.
- **Our intellectual property could fail to achieve licensing traction** It is possible that our intellectual property will fail to gain market acceptance for any number of reasons. If our intellectual property fails to achieve significant acceptance in the marketplace, this could materially and adversely impact the value of your investment.
- **New entrants can enter the market** We expect that we may compete with new market entrants that may be larger, established health care technology companies who currently have products on the markets and or have various product development programs that may now and or in the future generate intellectual property and or products that compete with us. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products or intellectual property obsolete or that the product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. This may result in a diminished

value for the Company.

- **The nature of the products means there is a high likelihood we will face lawsuits** We endeavor to license intellectual property that will enable the selling of products that require piercing the skin of patients and rely on the skills of physicians and medical professionals to administer the products. Thousands of people are injured or killed every year due to complications from medical procedures. As a result, the health care industry experiences a significant number of lawsuits. As use of our products grow, we expect to face lawsuits from some patients who may be injured while using our products. If our products are shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and or redesign the products. These costs could adversely affect or bankrupt our Company, which would significantly reduce the value of your investment.
- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.
- **Your investment could be illiquid for a long time** You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest any profits back into the Company in an effort to drive growth.
- **Any valuation at this stage is pure speculation and should be treated as such** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security and burden the risk.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Dr. Stephen Soloway, 45.0% ownership, Voting Common Stock
- Mr. David Weksel, 45.0% ownership, Voting Common Stock

Classes of securities

- Voting Common Stock: 500,000

  Voting Rights

  The holders of shares of the Company's Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Voting Common Stock and Non-voting Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Voting Common Stock and Non-voting Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Voting Common Stock and Non-voting Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  In the event of our liquidation, dissolution, or winding up, holders of Voting Common Stock and Non-voting Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the Company’s Voting Common Stock and Non-voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Non-Voting Common Stock: 0

Voting Rights

The holders of shares of the Company's Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law. The holders of shares of the Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Voting Common Stock and Non-voting Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Voting Common Stock and Non-voting Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Voting Common Stock and Non-voting Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Voting Common Stock and Non-voting Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Voting Common Stock and Non-voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Non-voting Common Stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-08-31.

Financial Condition

Results of Operation

Jasperate, Inc. was formed in March 2017. Given that we are a startup firm in the truest sense, we have no significant operating history. We have not yet generated any revenues and do not anticipate doing so in the very near future. Our strategy is to develop compelling intellectual property for the healthcare market that we'll license to manufacturers to subsequently generate royalty revenue.

Management estimates that the Company will not generate revenue in 2017 but we will incur operational expenses to further develop the intellectual property portfolio. This includes legal and technical related expenses. Depending on the level of funding, additional operational expenses will include marketing and working capital that will be used for outreach to the medical community and to cover other miscellaneous expenses. Note that the principal employees have agreed not to accept salaries before the Company recognizes revenue.

Financial Milestones

Although Jasperate, Inc. is pre-revenue, the founders believe that we have a strong intellectual property portfolio that can be applied to the enormous and dynamic healthcare market. The Company is investing for continued development and growth of the intellectual property portfolio and expects net income losses as a result. We expect to generate no or little revenue in 2018 by licensing our intellectual property to healthcare manufacturers. We don't expect this revenue, if any, to have a material impact on our financial resources or funding needs.

It is always difficult when evaluating a brand new company with no or little operating history. Please read the credentials of our team and the story of our company to carefully determine if you consider us capable of growing Jasperate, Inc. and the J-needle brand into a healthcare standard that can improve patient care. If you support our mission, please take this opportunity to be a true ground-floor investor.

Liquidity and Capital Resources

Currently Jasperate, Inc. exclusively relies on equity funding from our founders. We have taken a disciplined approach to every expense while developing products for markets that traditionally requires significant capital.

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the Company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Company. Note that the Company is yet to pursue any capital resources beyond equity from our founders and the offering described herein.

Our minimum target raise of $10,000 will be spent exclusively on the expenses detailed elsewhere in this filing. No salaries will be part of the expenditures of capital raised in this campaign. However, at the minimum target raise, we expect a new funding source would be required by the first quarter of 2018. At our maximum target raise of $100,000, we expect a new funding source would be required by the second half of 2018.

Indebtedness

The Company has no debt.

Recent offerings of securities

None

Valuation

$500,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6%)	$600	$6,000
Escrow Fees (0.5%)	$50	$500
Net Proceeds	$9,350	$93,500
Use of Net Proceeds:		
R& D	$9,350	$9,350

Marketing	$0	$75,000
Working Capital	$0	$9,150
Total Use of Net Proceeds	$9,350	$93,500

We are seeking to raise a minimum of $10,000 (gross target amount) and up to $100,000 (gross overallotment amount) in this offering through Regulation Crowdfunding to further develop our intellectual property and further the effort to develop the J-needle into an industry standard.

The Research & Development proceeds will be used to further develop our intellectual property portfolio that supports the J-needle. Although we anticipate more funds will be needed later, this includes initial legal and technical expenses related to this endeavor.

The Marketing proceeds will be used for outreach to medical and industry professionals to present the J-needle and develop the brand. This includes marketing materials, conferences, and related expenses.

The Working Capital proceeds will be used for other direct and indirect expenses.

Note that the principal employees have not and will not receive any salaries until after the Company recognizes revenue.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.jasperate.com in the section labeled "annual reports." The annual reports will be available within 90 days of the end of the issuer's most recent fiscal year. Jasperate, Inc. will distribute annual reports electronically to our shareholders of record. It is the shareholders' sole responsibility to notify Jasperate, Inc. and any record-keeping agency tasked with handling our investor and capitalization records of any contact changes.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Jasperate, Inc.

[See attached]

I, David Weksel, the Chief Executive Officer of Jasperate, Inc., hereby certify that the financial statements of Jasperate, Inc. and notes thereto for the periods ending August 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Jasperate, Inc. was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the First day of September, Two Thousand and Seventeen .

____________________________ (Signature)

Chief Executive Officer_____ (Title)

September 1, 2017________ (Date)

JASPERATE, INC.

**FINANCIAL STATEMENTS
(UNAUDITED)**

**AS OF AND FOR THE PERIOD ENDED
AUGUST 31, 2017**

JASPERATE, INC.
Index to Financial Statements
(unaudited)

JASPERATE, INC.
BALANCE SHEET
AUGUST 31, 2017
(unaudited)

Assets		
Current Assets:		
Cash	$	8,519.77
Total current assets		8,519.77
Total assets	$	8,519.77
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$	1,007.50
Total current liabilities		1,007.50
Commitments and contingencies		-
Stockholders' Equity		
Voting common stock, no par value; 1,000,000 shares authorized; 500,000 issued and outstanding as of August 31, 2017	$	10,000.00
Non-voting common stock, no par value; 100,000 shares authorized; 0 issued and outstanding as of August 31, 2017		-
Accumulated deficit		(2,487.73)
Total stockholders' equity		7,512.27
Total liabilities and stockholders' equity	$	8,519.77

JASPERATE, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD MARCH 30, 2017 (DATE OF INCEPTION) TO AUGUST 31, 2017
(unaudited)

Revenues	$ -
Operating Expenses:	
General and adminstrative	2,487.73
Total operating expenses	2,487.73
Net Loss	$ (2,487.73)

JASPERATE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD MARCH 30, 2017 (DATE OF INCEPTION) TO AUGUST 31, 2017
(unaudited)

	Voting Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Equity (Deficit)
Inception	500,000	$ -	$ -	$ -
Contributed capital	-	10,000.00		10,000.00
Net loss	-	-	(2,487.73)	(2,487.73)
August 31, 2017	500,000	$ 10,000.00	$ (2,487.73)	$ 7,512.27

JASPERATE, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 30, 2017 (DATE OF INCEPTION) TO AUGUST 31, 2017
(unaudited)

CASHFLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(2,487.73)
Changes in operating assets and liabilities:		
Accounts payable		1,007.50
Net cash used in operating activities		(1,480.23)
CASHFLOWS FROM FINANCING ACTIVITIES:		
Contributed capital from founders		10,000.00
Net cash provided by financing activities		10,000.00
Increase (decrease) in cash and cash equivalents		8,519.77
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	8,519.77
Supplemental disclosures of cash flow information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

NOTE 1 – NATURE OF OPERATIONS

Jasperate, Inc. was formed on March 30, 2017 ("Inception") in the State of Illinois. The financial statements of Jasperate, Inc (which may be referred to as "Jasperate", the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lisle, IL.

Jasperate is in the business of developing and creating intellectual property and licensing it to generate royalty revenue.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from royalties when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Illinois state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

The Company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000,000 shares of our voting common stock with no par value. As of August 31, 2017, we issued 225,000 of these shares to our co-founder Mr. David Weksel; and 225,000 of these shares to our co-founder Dr. Stephen Soloway; and 50,000 of these shares to our co-founder Mr. Charles S. Brunner.

We have authorized the issuance of 100,000 shares of our non-voting common stock with no par value. As of August 31, 2017, we have not issued these shares.

NOTE 6 – RELATED PARTY TRANSACTIONS

We have no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 31, 2017 through the DATE OF SEC FILING. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Secondary BETA | Jason K.

Jasperate is pending **StartEngine Approval.**



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Jasperate

The inventors of the J-needle™

Small OPO · Lisle, IL · Health Tech
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share



J-needle™

Reduce Pain and Suffering Caused by Trigger Finger

Invest in Jasperate

Our co-founder, Dr. Stephen Soloway is a renowned Rheumatologist who's double board certified in internal medicine and rheumatology. As a practicing physician, he's been treating trigger finger, arthritis, lupus, gout, osteoporosis, psoriasis, and other pain areas for 30 years. Some of his many accomplishments include *Philadelphia Magazine Top Doctors* since 2006 (Doctor with the most consecutive years on the list), *Patient's Choice Award*, *Most Compassionate Doctor*, *Castle Connolly America's Top Doctors*, *Presidential Who's Who*, and many others too numerous to list. In addition, Dr. Soloway was recently appointed by the Governor of New Jersey to the Board of Medical Examiners and has faculty appointments at the Medical College of Pennsylvania, Drexel University College of Medicine, and Rowan University School of Osteopathic Medicine. He is published in *The New England Journal of Medicine*, *The Journal of Rheumatology*, *Clinical and Experimental Rheumatology*, *The Rheumatologist*, and others.

"Over the years I've seen and treated hundreds and hundreds of patients that suffer from trigger finger. We've developed this new innovative needle that we call the J-needle™ that can be used to reduce and sometimes completely eliminate the pain and suffering from this debilitating health concern. We're excited that we're now on the path to not only help our trigger finger patients, but also those that have back instrumentation and other ailments."

-Dr. Stephen Soloway



The Opportunity

Investment

$1.00/share of Non Voting Common Stock

When you invest you are betting the company's future value will exceed $510,000 if the Offering Minimum is reached or $600,000 if the Offering Maximum is reached.

Perks

Invest $1,000: Conference call with our founders to discuss medicine, entrepreneurship or anything you'd like.

Invest $5,000: Have lunch with our founders at or near our offices.

*All perks occur after the offering is completed.

What We Have Accomplished So Far

We are a startup firm in the truest sense. We're a pre-earning and pre-revenue company. Our principal employees will not take any salaries until revenue is recognized. We incorporated in March 2017. Over the first couple of months, the founders provided the initial funding, developed the technology, filed a provisional patent application, and applied for the trademark. We're looking to equity crowdfunding to further advance our intellectual property portfolio and initiate the licensing process that's key to our strategy to make the J-needle™ the industry standard.



Dr. Soloway is using the J-needle™ to treat a patient with trigger finger.



Picture showing a case of trigger finger.

What is the J-needle™ ?

The J-needle™ uses our patent pending technology to optimize the delivery of medicine to points of interest under the skin that's otherwise difficult to access. The shape, length, and other characteristics of the needle are specifically designed to enhance the needling process. **This not only saves time for the patient and doctor** or medical professional that's administering the injection but also **improves the accuracy** of the medical procedure.

In some cases, use of the J-needle™ will enable the doctor to avoid piercing sensitive tissue that may otherwise cause unnecessary pain or other medical complications. **There are several medical applications** for the J-needle™ , such as:

- Rheumatology (treat joint pain)
- Plastic Surgery (cosmetic and reconstructive surgery)
- Neurology (treat brain and spinal cord diseases)
- Anesthesiology (for pain management)
- Ophthalmology (for eye injections)
- Orthopedics (surgical and nonsurgical treatments for musculoskeletal trauma)
- Podiatry (for foot injections)

How Is the the J-needle™ Different?

Simply put, our J-needle™ is different than other needles on the market because we've designed it for specific medical purposes and treatments. Currently, when a doctor selects a needle to inject medicine to treat trigger finger or other ailments, s/he can choose from an array of needles of different gauges and different lengths.



However, **there are no options for needles with different curvatures and shapes to avoid piercing sensitive tissue** or encountering obstructions that are under the skin. The J-needle™ solves this problem by being specifically designed to streamline and improve treatments.

In the case of trigger finger, the curvature, length, and gauge are optimized for the required treatment. Other ailments will similarly have needles that are designed specifically for the required treatment.

Our strategy is to **design, develop, and subsequently license the J-needle™ to current manufacturers** where we would generate royalty revenue. We intend to leverage the intellectual property portfolio to create needles that are optimally designed for each ailment.

The Health Care Market Is Enormous

We endeavor to be a key player in the health care industry. This is the largest industry in the United States with claim to annual revenue of $1.7 trillion generated by almost 800,000 health care companies employing 17 million people (source: Statistic Brain). Our initial focus will be on the 5,600 rheumatologists and 5,000 rheumatology nurses working in the US (source: 2015 Workforce Study of Rheumatology Specialists in the United States) that treat trigger finger. Subsequently we will be targeting a much larger portion of the market that includes other applications for the J-needle™ such as plastic surgery, neurology, anesthesiology, ophthalmology, orthopedics, and podiatry.

Prevalence of Trigger Finger Correlates to Diabetes

Trigger finger is a musculoskeletal ailment that affects the tendons of fingers or thumbs. Although it is not a dangerous condition, it certainly affects quality of life. The patient may have difficulty flexing or extending the finger. It's often stuck in the bent position then straightens with a trigger-like snap. In severe cases, the finger is locked in the flexed position.

The condition occurs more often in women than men and it occurs mostly in people between 40 and 60 years old. Patients with diseases such as diabetes, rheumatoid arthritis, and hypothyroidism are more likely to develop trigger finger. The condition affects 2 to 3% of the general population and 10 to 20% of those with diabetes (source for data in this paragraph: Diabetes Forecast).


Forecast Diabetics in the United States 2015-2030
(in millions)
54% growth in diabetics
400
350
300
250
200
150
100
50
-
2015
2020
2025
2030
Total US Population
Total With Diabetes

Source: Diabetes 2030: Insights from Yesterday, Today, and Future Trends

The incidents and **prevalence of trigger finger is directly correlated to that of diabetes.** The more diabetics the more cases of trigger finger. In 2015 there was an estimated 30.3 million people (9.4% of the US population) with diabetes. This includes 1.5 million new cases, of which approximately half were in the age group that are most likely to develop trigger finger (source: National Diabetes Statistics Report, 2017). The graph above shows the forecast for the total US population and the number of diabetics. Note that **the number of cases of diabetes is expected to grow by 54%** (Source: Diabetes 2030: Insights from Yesterday, Today, and Future Trends).

1988

Graduated Medical School

Our co-founder, Dr. Stephen Soloway graduated from medical school.

1989

Medical License

Dr. Soloway receives his first of 4 licenses to practice medicine.

1993

Dr. Soloway is founder of medical practice

Dr. Soloway launched Arthritis & Rheumatology Associates to help patients with trigger finger and arthritis.

March 2017

Jasperate, Inc.

We launched Jasperate!

March 2017

Provisional Patent Application

Filed a provisional patent application for a new needle that will help patients with trigger finger and related ailments.

April 2017

Filed Trademark

Filed trademark for J-needle™ .

In the Press

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Meet the Founders



Dr. Stephen Soloway

Chief Medical Advisor, Inventor, Director

Originally from New York City, Steve completed undergraduate studies at Stony Brook University. In pursuit of his lifelong dream to be a physician, he attended the American University of the Caribbean School of Medicine in the British West Indies, London, Boston MA, Omaha NE, with post graduate training at Mercy Catholic Medical Center, Misericordia Division, Medical College of Pennsylvania, Philadelphia Veterans Administration Medical Center, and St. Christopher's Hospital for Children. Prior to co-founding Jasperate in March 2017, Steve was the founder of his medical practice, Arthritis & Rheumatology Associates, where he continues to help patients as he has been doing since 1993. Steve has dedicated his life to helping patients and colleagues for decades. He has patients visit him from six countries and many U.S. cities. Steve's devotion to patient's needs have earned him Top Doctor Awards every year since 2003 and he is regarded as one of the leaders in the Philadelphia, New Jersey, and Delaware area for Rheumatologic care.



Mr. David Weksel

CEO, President, Director

David has held executive and management positions in strategy and business development with large companies and startups. This includes firms such as Accenture, AT Kearney/Electronic Data Systems, and Lucent New Ventures Group (now Nokia). Early in his career he was an associate in the investment banking group of Paine Webber (acquired by UBS). In the three years prior to co-founding Jasperate in March 2017, David was the Business Development Executive for Davis Legend, a manufacturer and distributor of connectivity solutions. From May 2011 to February 2014, he was the Sr. Director of Business Development for Leviton Manufacturing Company, a manufacturer of electrical components and solutions. David was also the founder of SelectWave, Inc., a startup in the cloud-based mobility space. After launching and operating the company for several years, he subsequently conducted an auction and successfully closed an asset sale of the company. David received certification as a Mergers & Acquisitions Advisor, an MBA in finance from Duke University, and a BS in Mechanical Engineering from Stony Brook University. For the past two years he has been an adjunct professor at the College of DuPage where he teaches entrepreneurship. He is also an inventor of seven U.S. patents and multiple international patents.



Mr. Charles S. Brunner

COO, Chief Engineer, Director

As an Engineer and New Product Development Professional, Chuck has spent over thirty years driving to successfully identify white space opportunities, solve development problems, and develop detailed solutions. His extensive experience across diverse products and functions has provided him with a depth of knowledge to address virtually any situation throughout the NPD process. Much of Chuck's work has involved the coordination of globally diverse groups of internal and external resources to obtain desired results. These experiences provide him with a unique perspective that allows Chuck to bring the right understanding and mindset to each situation and challenge, be it translating technical information into benefits and value for Sales & Marketing, or driving engineering and design to satisfy consumer and market needs. Prior to co-founding Jasperate in March 2017, Chuck was Director of R&D at SharkNinja (formerly Euro-Pro), a manufacturer of small home appliances. Chuck held this position from April 2014 through March 2017. Chuck graduated from Pennsylvania State University with a BS in Mechanical Engineering, has written and spoken multiple times with regard to innovation and opportunity identification, and currently holds fifteen U.S. patents and multiple international patents.

Offering Summary

Maximum 100,000 shares of non-voting common stock ($100,000)

Minimum 10,000 shares of non-voting common stock ($10,000)

Company	Jasperate, Inc.
Corporate Address	1932 Pleasant Hill Lane, Lisle, IL 60532
Description of Business	Invented the J-needle™ to improve treatment of trigger finger and other ailments.
Type of Security Offered	Non-voting Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100.00

Perks

Invest $1,000: Conference call with our founders to discuss medicine, entrepreneurship or anything you'd like.

Invest $5,000: Have lunch with our founders at or near our offices.

**All perks occur after the offering is completed.*

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Dr. Soloway: Hi, I'm Dr. Soloway. I am a rheumatologist. I've been in practice for 25 years. I specialize in treating hand and wrist pain, shoulder, knee and back pain.

Trigger finger treatment methods…

Narrative of animation by Dr. Soloway: The first arrow shows the phalanges of the finger. The next arrow shows the overlaid tendon that runs up the finger. This is the pulley that is just below skin and above tendon. What often occurs is that there is inflammation that prevents or makes it difficult for the patient to straighten the finger because the inflammation is obstructed by the pulley. This is trigger finger. The finger may be forcibly extended. This is very painful.

A traditional way to treat trigger finger is to use vertical technique; pushing the needle through the pulley into the tendon and maybe all the way to bone. The patient would then wiggle the finger to allow the doctor to retract the needle to a point where the syringe does not wiggle when the finger is wiggled. This means the needle is no longer in the tendon and the doctor can inject the medicine. A better technique would be to completely avoid piercing the pulley and the tendon using this horizontal method. However, due to the angle a conventional needle won't work. This is why I invented the J- needle. Notice that with the use of the J-needle, trigger finger can be treated without piercing the pulley or the tendon. I've had tremendous success with the J-needle not only for trigger finger but for treatments of other problems as well.

Dr. Soloway: Trigger finger is a very common problem. It's estimated that about 200,000 new cases a year occur in the United States. It's estimated that about 2-3% of the 300,000,000+ people in the United States may get this randomly at any time. It's also estimated that approximately 10% of all diabetics get this. We have an aging population. We have an obese population. We have more diabetics coming on board all the time. This therefore will likely become a bigger problem. I came up with an innovative method of making the needling procedure easier, less painful and quicker, and I have a patent pending with the U.S. Government for the J-needle.

Video of actual procedure by Dr. Soloway: We have achieved the proper location. We are slowly placing the medication in. And we are done.

Patient: That was better, [laughter] a lot better.

Dr. Soloway: Okay, so here you have a patient who's happier with a J-needle than with a non-J-needle. The clicking, picking is gone.

Patient: It's gone, yeah

Dr. Soloway: It's gone, right away. So you have immediate relief. So let's go back to that tender spot (Dr. Soloway pushes on patient's hand). Cliff? No pain anymore?

Patient: No.

Dr. Soloway: Okay, well, I consider that a success.

Patient: Yep

Dr. Soloway: The complication rate from the J-needle in my hands has been zero other than occasional pain from the patient telling me, but other than that no complications. The J-needle comes pre-bent for easy access so the user does not have to fiddle around with the needle looking for the spot. They merely have to feel where the needle is going. The next most common reason and place that I like to use the J-needle is when I do my lumbar facet injections in a patient who has had previous surgery with fusion from instrumentation and/or Harrington rods. I find that rather than rolling the patient back and forth around the fluoroscope and the table, that it's much easier to take the bent J-needle, stick it in, and have it bypass the metal and go directly to the facet joint. I find this to be of extreme accuracy and minimal discomfort to the patient.

By having the J-needle, the doctor who treats trigger finger will probably be able to double the amount of trigger fingers treated in a given session.

Jasperate, Inc.

Inventors of the J-needle™

J

A Riley Brunner Film

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